FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

February 2, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Lumina Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 2, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on February 2, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces that its Board of Directors has approved a strategic plan to split the company into four separate entities.  This reorganization will be accomplished by way of a statutory plan of arrangement and is subject to court, shareholder and regulatory approval.  The plan of arrangement contemplates that shareholders of record for a shareholder meeting expected to be held in late April or May will be entitled to one new share of three new companies, for each share held in Lumina, in addition to their shareholding in Lumina.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces that its Board of Directors has approved a strategic plan to split the company into four separate entities.  This reorganization will be accomplished by way of a statutory plan of arrangement and is subject to court, shareholder and regulatory approval.  The plan of arrangement contemplates that shareholders of record for a shareholder meeting expected to be held in late April or May will be entitled to one new share of three new companies, for each share held in Lumina, in addition to their shareholding in Lumina.

The reorganization is designed to improve the identification and valuation of specific Lumina properties (both intrinsically and in comparison to copper projects held by other companies), to enhance Lumina’s ability to divest specific properties through simpler corporate ownership, and to enable Lumina to separately finance and develop its different copper assets, selectively reducing stock dilution.

The structure of the four companies will be as follows:  Lumina will be renamed Regalito Copper Corp. and will hold Lumina’s most advanced project, the Regalito property in Chile where Lumina made a world-class copper discovery in 2004.  Northern Peru Copper Corp. will hold Lumina’s two Peruvian copper properties, Galeno and Pashpap.  Continental

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

Copper Corp. will hold Lumina’s two other Chilean copper properties, Vizcachitas and Relincho.  Lumina Resources Corp. will hold the company’s remaining assets including its two Argentinean copper properties, San Jorge and Taca Taca, and its three Canadian copper properties, Redstone, Hushamu and Casino.  Details on all of these properties can be found at Lumina’s website www.luminacopper.com.

From 2002 until late 2003, prior to the run-up in the copper price, Lumina acquired its 10 copper properties with a strategy of holding them until the copper price improved, and then developing or divesting them to other copper companies.  With the subsequent improvement in the copper price, Lumina has become more active in exploring and advancing its properties.  The first property explored was Regalito in Chile where Lumina carried out 32,000 meters of drilling in 2004 that discovered and delineated a major new leachable copper deposit.  A NI 43-101 compliant mineral resource estimate was announced in January 2005 documenting Measured and Indicated Resources at Regalito of 628 million tonnes grading 0.43% copper and Inferred Resources of 131 million tonnes grading 0.41% copper, using a cutoff grade of 0.25% copper.  A major metallurgical testwork program is underway at Regalito, along with reviews of the property by a number of major mining companies.

Current 2005 plans for Lumina’s properties include drilling programs at the Galeno, Hushamu and Redstone properties.  Lumina’s present officers and directors will manage, with certain additions as necessary, all four companies.  Listing applications will be sought for each company on recognized stock exchanges and it is anticipated that the reorganization will be completed by the end of May 2005.

Complete details of the proposed reorganization will be set forth in the management proxy circular to be mailed to Lumina shareholders in connection with its Annual and Special General Meeting.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

Vice President

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 2nd day of February, 2005.

“Signed”

Robert Pirooz Vice President

AMEX / TSX: LCC

“FEBRUARY 2 -2004”	NR:05-02

LUMINA TO REORGANIZE INTO FOUR SEPARATE COMPANIES

Vancouver, British Columbia – Lumina Copper Corp announces that its Board of Directors has approved a strategic plan to split the company into four separate entities.  This reorganization will be accomplished by way of a statutory plan of arrangement and is subject to court, shareholder and regulatory approval.  The plan of arrangement contemplates that shareholders of record for a shareholder meeting expected to be held in late April or May will be entitled to one new share of three new companies, for each share held in Lumina, in addition to their shareholding in Lumina.

The reorganization is designed to improve the identification and valuation of specific Lumina properties (both intrinsically and in comparison to copper projects held by other companies), to enhance Lumina’s ability to divest specific properties through simpler corporate ownership, and to enable Lumina to separately finance and develop its different copper assets, selectively reducing stock dilution.

The structure of the four companies will be as follows:  Lumina will be renamed Regalito Copper Corp. and will hold Lumina’s most advanced project, the Regalito property in Chile where Lumina made a world-class copper discovery in 2004.  Northern Peru Copper Corp. will hold Lumina’s two Peruvian copper properties, Galeno and Pashpap.  Continental Copper Corp. will hold Lumina’s two other Chilean copper properties, Vizcachitas and Relincho.  Lumina Resources Corp. will hold the company’s remaining assets including its two Argentinean copper properties, San Jorge and Taca Taca, and its three Canadian copper properties, Redstone, Hushamu and Casino.  Details on all of these properties can be found at Lumina’s website www.luminacopper.com.

From 2002 until late 2003, prior to the run-up in the copper price, Lumina acquired its 10 copper properties with a strategy of holding them until the copper price improved, and then developing or divesting them to other copper companies.  With the subsequent improvement in the copper price, Lumina has become more active in exploring and advancing its properties.  The first property explored was Regalito in Chile where Lumina carried out 32,000 meters of drilling in 2004 that discovered and delineated a major new leachable copper deposit.  A NI 43-101 compliant mineral resource estimate was announced in January 2005 documenting Measured and Indicated Resources at Regalito of 628 million tonnes grading 0.43% copper and Inferred Resources of 131 million tonnes grading 0.41% copper, using a cutoff grade of 0.25% copper.  A major metallurgical testwork program is underway at Regalito, along with reviews of the property by a number of major mining companies.

Current 2005 plans for Lumina’s properties include drilling programs at the Galeno, Hushamu and Redstone properties.  Lumina’s present officers and directors will manage, with certain additions as necessary, all four companies.  Listing applications will be sought for each company on recognized stock exchanges and it is anticipated that the reorganization will be completed by the end of May 2005.

Complete details of the proposed reorganization will be set forth in the management proxy circular to be mailed to Lumina shareholders in connection with its Annual and Special General Meeting.

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041